UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-56145

VICAPSYS LIFE SCIENCES INC.
(Exact name of registrant as specified in its charter)

Nevada	000-56145	91-1930691
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification ID No.)

7778 McGinnis Ferry Road #270

Suwanee, GA 30024

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6 Rule 15d-22(b)	☒ ☐ ☐ ☐ ☐ ☐

Approximate number of holders of record as of the certification or notice date: 301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VICAPSYS LIFE SCIENCES INC.

Date: March 27, 2025	By:	/s/ Federico Pier
Federico Pier
Chief Executive Officer